1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 14, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/04/14
Chunghwa Telecom Co., Ltd.

	By:	/s/ Joseph C.P. Shieh
	Name:	Joseph C.P. Shieh
	Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2009/03/16:	New Appointment of Representative of Juristic-Person Directors and Supervisor

2. Announcement on 2009/03/19:	Clarification of the report on Chunghwa is going to construct a new submarine cable APCN3 with China, Japan and Singapore telecom

3. Announcement on 2009/03/20:	Announcement of the disposition of Sinopia Alternative Funds -Global Bond Market Neutral Fund 600

4. Announcement on 2009/03/23:	Explanation of the report that Taiwan Mobile refuses to pay Internet IP peering fee to Chunghwa Telecom

5.Announcement on 2009/03/23:	Explanation of the report that Chunghwa Telecom generates high investment yield and is expected to conduct another share reduction program

6. Announcement on 2009/03/27:	Chunghwa Telecom’s board of directors resolves to further acquire common shares of Senao International Co., Ltd through a private placement

7. Announcement on 2009/03/27:	The board meeting resolved to convene the Company’s annual general meeting on June 19, 2009

8. Announcement on 2009/03/27:	The boarding meeting resolved that preferred shares cancellation record date will be on April 4th, 2009

9. Announcement on 2009/03/27:	The Board resolves to distribute a cash dividend per share NT$3.83 for year 2008

10. Announcement on 2009/03/30:	Chunghwa Telecom holds investor conference for 2008 operation results

11. Announcement on 2009/04/03:	Announcement of the judgment for the case that Chunghwa Post claims just compensation for the use of its land by Chunghwa Telecom

12. Announcement on 2009/04/05:	New Appointment of Representative of Juristic-Person Directors

13. Announcement on 2009/04/05:	A three-year term of preferred shares director and supervisor representing MOTC are expired on April 5th, 2009

14. Announcement on 2009/04/08:	Announcement of the acquisition of Corporate Bonds of Taiwan Power Company

15. Announcement on 2009/04/09:	To clarify the report regarding CHT disconnect TMC’s network access

16. Announcement on 2009/04/10:	Chunghwa Telecom announced its unaudited revenue for March 2009

17. Announcement on 2009/03/10:	Mar 2009 sales

EXHIBIT 1

New Appointment of Representative of Juristic-Person Directors and Supervisor

Date of events: 2009/03/16

Contents:

1. Date of occurrence of the change: 2009/03/16

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Hsu-Chung Chang; President of Chunghwa Telecom Workers Union; Ph.D. Candidate, Institute of Public Affairs Management, National Sun Yat-Sen University

4. Name and resume of the replacement: Shih-Peng Tsai; Representative of Member’s Convention, Chunghwa Telecom Workers Union; Ta Tung Junior Technological College of Commerce, Chiayi.

5. Reason for the change: Being replaced in accordance with the provisions set forth in Item 3 Article 27 of Company Act.

6. Original term (from             to             ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2009/03/16

8. Any other matters that need to be specified: None

EXHIBIT 2

Clarification of the report on Chunghwa is going to construct a new submarine cable APCN3 with China, Japan and Singapore telecom

Date of events: 2009/03/19

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/03/19

3. Content of the report: Chunghwa is going to construct a new submarine cable APCN3 with China, Japan and Singapore telecom.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa follows its internal procedures to evaluate each investment project. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the disposition of Sinopia Alternative Funds -Global Bond Market Neutral Fund 600

Date of events: 2009/03/18

Contents:

1. Name of the securities: Sinopia Alternative Funds- Global Bond Market Neutral Fund 600.

2. Trading date: 2009/03/18~2009/03/18

3. Trading volume, unit price, and total monetary amount of the transaction: 180 units; NT$3,801,154.64; NT$684,207,835.

4. Gain (or loss) (not applicable in case of acquisition of securities): NT$36,291,256.

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0; 0; 0%; None.

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: current ratio to the total assets is 2.7%; to the shareholder’s equity is 3%; operational capital is NT$6,534,386,377.

8. Concrete purpose/objective of the acquisition or disposal: Short-term investment.

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 4

Explanation of the report that Taiwan Mobile refuses to pay Internet IP peering fee to Chunghwa Telecom

Date of events: 2009/03/23

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/03/23

3. Content of the report: Taiwan Mobile refuses to pay Internet IP peering fee to Chunghwa Telecom

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

1.	Internet IP peering service is one of Chunghwa’s services and is not regulated by “Regulations Governing Network Interconnection among Telecommunications Enterprises”. Relevant fee is set according to “Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises” and is reported to NCC for approval afterward. The alternative player’s argument stated in the report does not reflect the essence of the regulation.

2.	Internet IP peering service, categorized as value added service, is loosely regulated and relevant fee is set under business negotiation internationally. If networks of both sides are of the same scale, they enjoy reciprocal interconnection for free. If it is not the case, the smaller ISP should pay relevant fee to the larger ISP. The mechanism encourages the industry development and fair competition among players and enhances consumers’ benefit in the long term.

3.

The IP peering criteria set by Chunghwa was referred to the international standard and based on the negotiation with alternative players in 2004. Compared to the criteria adopted by international players to enjoy the “reciprocal interconnection”, the  1/3 of international standard set by HiNet is quite loose already.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Explanation of the report that Chunghwa Telecom generates high investment yield and is expected to conduct another share reduction program

Date of events: 2009/03/20

Contents:

1. Name of the reporting media: United Evening News

2. Date of the report: 2009/03/20

3. Content of the report: Chunghwa’s stock performs extremely strong on the first trading day of the new shares and has ever reached its ceiling price. It is the company’s high yield and the expected share reduction program that attract investors’ attention and boost the price.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Proposal of 2008 earnings distribution and the future capital reduction plan are still under discussion. The report was merely the media’s speculation.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom’s board of directors resolves to further acquire common shares of Senao International Co., Ltd through a private placement

Date of events: 2009/03/27

Contents:

1. Date of occurrence of the event: 2009/03/27

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s board of directors today resolved to further acquire 48 million common shares of Senao through a private placement in order to strengthen the strategic alliance with Senao and to enhance Chunghwa’s competitiveness.

6. Countermeasures: None

7. Any other matters that need to be specified: Chunghwa will announce the final unit price after it is resolved by Senao’s board.

EXHIBIT 7

The board meeting resolved to convene the Company’s annual general meeting on June 19, 2009

Date of events: 2009/03/27

Contents:

1. Date of the board of directors resolution: 2009/03/27

2. Date for convening the shareholders’ meeting: 2009/06/19

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1)	Reports:

a.	2008 business report

b.	2008 supervisors’ audit report

c.	Special earnings and capital reserves report according to Article 17 Clause 1 of the “Guidelines for Acquisition or Disposal of Assets by Public Companies”

(2)	Issues to be approved by shareholders:

a.	Acceptance of 2008 business report and financial statements

b.	Approval of the distribution of 2008 earnings proposal

(3)	Issues to be discussed:

a.	Revision of the “Articles of Incorporation”

b.	Revision of the “Procedures for Acquisition or Disposal of Assets”

(4)	Other business and special motions.

5. Book closure starting date: 2009/04/21

6. Book closure ending date: 2009/06/19

7. Any other matters that need to be specified: None

EXHIBIT 8

The boarding meeting resolved that preferred shares cancellation record date will be on April 4th, 2009

Date of events: 2009/03/27

Contents:

1. Date of occurrence of the event: 2009/03/27

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: In accordance with relevant regulation, Chunghwa Telecom three years ago issued two preferred shares which were subscribed by the Ministry of Transportation and Communications at par value of NT$10. The shares are expected to be expired on April 4th, 2009. The company will retrieve and cancel the preferred shares upon their expiration.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The Board resolves to distribute a cash dividend per share NT$3.83 for year 2008

Date of events: 2009/03/27

Contents:

1. Date of the board of directors resolution: 2009/03/27

2. Type and monetary amount of dividend distribution: Chunghwa Telecom’s Board of Directors resolved to distribute a cash dividend per share of NT$3.83.

3. Any other matters that need to be specified: The board of directors resolved to distribute NT$1,629,914,905 employee cash bonuses and NT$45,398,647 directors and supervisors remuneration for 2008. The mild differences between the aforementioned two numbers and the previously provisioned numbers, NT$1,723,920,797(NT$1,678,522,150 for operating costs and expenses, NT$45,398,647 for capex) and NT$40,886,208 respectively, were resulted from the different assumptions. The differences will be regarded as “change in accounting estimate” and will be recognized as profit/loss for 2009 after the AGM approves the dividend distribution proposal.

EXHIBIT 10

Chunghwa Telecom holds investor conference for 2008 operation results

Date of events: 2009/03/30

Contents:

1. Date of the investor/press conference: 2009/03/30

2. Location of the investor/press conference: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 11

Announcement of the judgment for the case that Chunghwa Post claims just compensation for the use of its land by Chunghwa Telecom

Date of events: 2009/04/03

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Chunghwa Post Co., Ltd., Taiwan Taipei District Court, Civil Judgment of Taiwan Taipei District Court, 94 Chung-Su-Tzu 1086.

2. Date of occurrence of the event: 2009/04/03

3. Background and circumstances of the matter (including the property/subject matter under dispute):Chunghwa Post claims for the amount of NT$ 767,851,600 as just compensation for the use of its land by Chunghwa Telecom. Taiwan Taipei District Court made a rule for the amount of NT$ 16,870,376 for compensation and its interests will also be included.

4. Course and progression of handling of the matter: None

5. Effect on company finances and business and estimated monetary amount of the effect: NT$ 16,870,376 and its interests

6. Countermeasures and status of amelioration: We will give serious thought on whether appeal or not.

7. Any other matters that need to be specified: None

EXHIBIT 12

New Appointment of Representative of Juristic-Person Directors

Date of events: 2009/04/05

Contents:

1. Date of occurrence of the change: 2009/04/05

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1) Yu Cheng; Master of Business Administration degree from National Cheng Chi University.

(2) An-Jye Huang; CEO of Accton Technology Corporation; Master of computer science from Stevens Institute of Technology.

4. Name and resume of the replacement:

(1) Tay-Shing Lee, Director of the Department of Accounting of MOTC; Department of Accounting, Feng Chia University.

(2) Mu-Shun Lin, Director of the Department of Personnel of MOTC; Master from Law Department of Ming-Chuan University.

5. Reason for the change: In accordance with the provisions set forth in Item 3 Article 27 of Company Act

6. Original term (from              to             ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2009/04/05

8. Any other matters that need to be specified:

(1) Tay-Shing Lee fills the vacant position of previous director, Yu Cheng, who resigned and was discharged from the position on 2009/03/06.

(2) Mu-Shun Lin fills the vacant position of previous director, An-Jye Huang, who resigned and was discharged from the position on 2008/08/20.

EXHIBIT 13

A three-year term of preferred shares director and supervisor representing MOTC are expired on April 5th, 2009

Date of events: 2009/04/05

Contents:

1. Date of occurrence of the change: 2009/04/05

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1)	Mu-Shun Lin, Director of Preferred Shares, Director of the Department of Personnel of MOTC.

(2)	Tay-Shing Lee, Supervisor of Preferred Shares, Director of the Department of Accounting of MOTC.

4. Name and resume of the replacement: None

5. Reason for the change: The two preferred shares issued by Chunghwa Telecom in accordance with the Telecommunication Act and Articles of Incorporation will be expired on April 4th. The boarding meeting on March 27th resolved the preferred shares cancellation record date will be April 4th,2009 and Starting from April 5th, 2009, there will be no preferred shares Directors and Supervisors.

6. Original term (from             to             ): 2006/04/05 ~ 2009/04/04

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

EXHIBIT 14

Announcement of the acquisition of Corporate Bonds of Taiwan Power Company

Date of events: 2009/04/08

Contents:

1. Name of the securities: Corporate Bonds of Taiwan Power Company (Code: B9031M, B903T1).

2. Trading date: 2009/02/05~2009/04/08

3. Trading volume, unit price, and total monetary amount of the transaction: 3,125,000 units; NT$104.26 per unit; total amount: NT$325,803,300.

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 9,235,000 units; NT$950,998,816; N/A; None.

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 6.56%; 8.00%; NT$42,917,102,000.

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity.

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 15

To Clarify the report regarding CHT disconnect TMC’s network access

Date of events: 2009/04/09

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/04/09

3. Content of the report: CHT disconnect TMC’s network access because of it failed to pay the network interconnection bandwidth usage fee.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa contracts the network bandwidth from Taiwan Fixed Network (TFN) because it has not been paying IP peering fee since February 2009. Chunghwa could have terminated the service according to the contract; however, alternatively the Company decided to contract network bandwidth, in considering the benefits of TFN’s customers.

6. Countermeasures: Since Chunghwa was just now informed by TFN that it would pay the amount due to Chunghwa by check under an independent 3rd party’s custody. Therefore, Chunghwa has temporarily stopped contracting network bandwidth and would do its upmost to continue negotiating with the alternative telecom operators in the future.

7. Any other matters that need to be specified: None

EXHIBIT 16

Chunghwa Telecom announced its unaudited revenue for March 2009

Date of events: 2009/04/10

Contents:

1. Date of occurrence of the event: 2009/04/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of March 2009, total revenue decreased by 0.8% year-over-year to NT$14.68 billion. Operating income for the month was NT$3.96 billion, net income NT$2.80 billion, EPS NT$0.29. For the first three months this year, total revenue decreased by 3.3% year-over-year to NT$45.21 billion, operating income was NT$13.77 billion, net income NT$10.78 billion, EPS NT$1.11.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 17

Chunghwa Telecom

April 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Mar	Invoice amount	15,975,336	16,445,066	(-) 469,730	(-) 2.86%
Mar	Invoice amount	49,727,086	52,532,677	(-) 2,805,591	(-) 5.34%
Mar	Net sales	14,676,031	14,791,609	(-) 115,578	(-) 0.78%
Mar	Net sales	45,208,245	46,726,020	(-) 1,517,775	(-) 3.25%

b	Trading purpose : None